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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2004


                               DEUTSCHE TELEKOM AG

                 (Translation of registrant's name into English)

                            Friedrich-Ebert-Allee 140
                                   53113 Bonn
                                     Germany

                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]     Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]     No [X]

     This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

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Ad hoc announcement of Deutsche Telekom AG

March 10, 2004 /

Net revenue increased in 2003 by EUR 2.1 billion year-on-year to EUR 55.8 billion

Net debt reduced by EUR 14.5 billion to EUR 46.6 billion

Adjusted Group EBITDA increased to EUR 18.3 billion, EUR 2 billion higher than in previous year

Free cash flow before dividend increased by over EUR 3.5 billion to EUR 8.3 billion

Net income of EUR 1.3 billion after a net loss of EUR 24.6 billion in 2002

T-Com increases adjusted EBITDA from EUR 10.3 billion to EUR 10.4 billion

T-Mobile continues its strong profitable growth trend

T-Systems improves EBITDA despite negative economic influences

T-Online triples EBITDA

OVERVIEW OF SELECTED KEY FIGURES

----------------------------------------------------------------------------
millions of euro                       FY/03        FY/02          change %
----------------------------------------------------------------------------
Net revenue                           55,838       53,689               4.0
----------------------------------------------------------------------------
Net income/loss                        1,253      -24,587               n.a
----------------------------------------------------------------------------
EBITDA                                18,475       16,116              14.6
----------------------------------------------------------------------------
EBITDA adjusted to                    18,288       16,314              12.1
exclude special factors
----------------------------------------------------------------------------
Free cash flow before dividend         8,285        4,838              71.2
----------------------------------------------------------------------------
Investments in property,
plant, and equipment                   6,234        7,928             -21.4
and intangible assets
----------------------------------------------------------------------------
Net debt                              46,576       61,106             -23.8
----------------------------------------------------------------------------

FOURTH QUARTER OF 2003

-----------------------------------------------------------------------------
millions of euro                     Q4 2003      Q4 2002           change %
-----------------------------------------------------------------------------
Net revenue                           14,550       14,512                0.3
-----------------------------------------------------------------------------
Net income/loss                         -364          -77               n.a,
-----------------------------------------------------------------------------
EBITDA                                 4,178        4,734              -11.7
-----------------------------------------------------------------------------
EBITDA adjusted to                     4,503        4,354                3.4
exclude special factors
-----------------------------------------------------------------------------

Deutsche Telekom increased its net revenue - according to preliminary figures for the 2003 fiscal year - by 4 percent year-on-year to EUR 55.8 billion. With adjusted EBITDA of EUR 18.3 billion, Deutsche Telekom exceeded its target by far. This represents growth of 12.1

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percent and reflects the efficiency improvements the Group has made on its path towards profitable growth. Group EBITDA for the full 2003 financial year amounted to EUR 18.5 billion. Special factors impacting EBITDA in the fourth quarter of 2003 amounting to negative EUR 0.3 billion relate mainly to personnel accruals. The Group's adjusted EBITDA margin improved to 32.8 percent compared with 30.4 percent for the full 2002 financial year. All divisions contributed to this increase.

Deutsche Telekom achieved the turnaround with net income of EUR 1.3 billion, after recording a net loss of EUR 24.6 billion in 2002. Adjusted net income totaled EUR 0.2 billion compared with a loss of EUR 4.8 billion in 2002.

Net income decreased in the fourth quarter of the year, mainly due to the burden of the Toll Collect project, amounting to EUR 442 million. The provision for risks included in this figure means that, from the current perspective, all foreseeable risks are covered. Despite these negative effects, Deutsche Telekom achieved its net income target for the full financial year, both in absolute and adjusted figures.

Net debt was reduced further in the fourth quarter of 2003 by EUR 2.6 billion to EUR 46.6 billion at the end of the year. This means net debt has decreased by a total of EUR 17.7 billion since the strategic review in 2002. This achievement is attributable to the sale of noncore assets totaling EUR 6.7 billion, as well as to the continued progress made in increasing profitability and sustained growth in key areas of the Group. With free cash flow before dividend of EUR 8.3 billion in 2003 and EUR 8.5 billion since the strategic review in the third quarter of 2002, Deutsche Telekom exceeded its target of generating free cash flow of more than EUR 6 billion by the end of 2003 by a clear margin of over EUR 2 billion.

The focus in the 2004 financial year is on profitable growth. Deutsche Telekom is aiming to generate adjusted Group EBITDA of at least EUR 19.2 billion. The use of free cash flow will depend on the opportunities that arise: to further reduce debt and to increase investments. The possibility of selective acquisitions has not been ruled out, provided they offer an opportunity to further increase the value of the Group.

The Board of Management and the Supervisory Board will propose to this year's shareholders' meeting that no dividend be paid. The Board of Management plans, however, to generate a dividend in 2004 for payment in 2005.

SELECTED KEY FIGURES FOR THE DIVISIONS

T-COM

--------------------------------------------------------------------------
millions of euro                      FY/03       FY/02          change %
--------------------------------------------------------------------------
Net revenue                          29,206      30,559              -4.4
--------------------------------------------------------------------------
EBITDA                               10,164      10,051               1.1
--------------------------------------------------------------------------
Adjusted EBITDA                      10,356      10,268               0.9
--------------------------------------------------------------------------


--------------------------------------------------------------------------
millions of euro                      Q4/03       Q4/02          change %
--------------------------------------------------------------------------
Net revenue                           7,459       8,027              -7.1
--------------------------------------------------------------------------
EBITDA                                2,480       2,427               2.2
--------------------------------------------------------------------------
Adjusted EBITDA                       2,579       2,644              -2.5
--------------------------------------------------------------------------

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T-MOBILE

--------------------------------------------------------------------------
millions of euro                      FY/03       FY/02          change %
--------------------------------------------------------------------------
Net revenue                          22,778      19,735              15.4
--------------------------------------------------------------------------
EBITDA                                7,016       5,038              39.3
--------------------------------------------------------------------------
Adjusted EBITDA                       6,671       5,038              32.4
--------------------------------------------------------------------------


--------------------------------------------------------------------------
millions of euro                      Q4/03       Q4/02          change %
--------------------------------------------------------------------------
Net revenue                           5,991       5,490               9.1
--------------------------------------------------------------------------
EBITDA                                1,666       1,188              40.2
--------------------------------------------------------------------------
Adjusted EBITDA                       1,666       1,188              40.2
--------------------------------------------------------------------------


T-SYSTEMS

--------------------------------------------------------------------------
millions of euro                      FY/03       FY/02          change %
--------------------------------------------------------------------------
Net revenue                          10,614      10,489               1.2
--------------------------------------------------------------------------
EBITDA                                1,412         753              87.5
--------------------------------------------------------------------------
Adjusted EBITDA                       1,415       1,151              22.9
--------------------------------------------------------------------------


--------------------------------------------------------------------------
millions of euro                      Q4/03       Q4/02          change %
--------------------------------------------------------------------------
Net revenue                           2,870       2,822               1.7
--------------------------------------------------------------------------
EBITDA                                  336         300                12
--------------------------------------------------------------------------
Adjusted EBITDA                         399         318              25.5
--------------------------------------------------------------------------


T-ONLINE
--------------------------------------------------------------------------
millions of euro                      FY/03       FY/02          change %
--------------------------------------------------------------------------
Net revenue                           1,851       1,584              16.9
--------------------------------------------------------------------------
EBITDA                                  335         103              n.a.
--------------------------------------------------------------------------
Adjusted EBITDA                         310          76              n.a.
--------------------------------------------------------------------------


--------------------------------------------------------------------------
millions of euro                      Q4/03       Q4/02          change %
--------------------------------------------------------------------------
Net revenue                             504         463               8.9
--------------------------------------------------------------------------
EBITDA                                   75          53              41.5
--------------------------------------------------------------------------
Adjusted EBITDA                          75          53              41.5
--------------------------------------------------------------------------

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GROUP HEADQUARTERS & SHARED SERVICES

---------------------------------------------------------------------
millions of euro                   FY/03       FY/02        change %
---------------------------------------------------------------------
Net revenue                        4,268       4,411            -3.2
---------------------------------------------------------------------
EBITDA                              -276         447            n.a.
---------------------------------------------------------------------
Adjusted EBITDA                     -316          30            n.a.
---------------------------------------------------------------------


---------------------------------------------------------------------
millions of euro                   Q4/03       Q4/02       change %
---------------------------------------------------------------------
Net revenue                        1,048       1,238          -15.3
---------------------------------------------------------------------
EBITDA                              -491         828            n.a.
---------------------------------------------------------------------
Adjusted EBITDA                     -311         213            n.a.
---------------------------------------------------------------------


Among the divisions, T-Com was once again the largest revenue generator in the Deutsche Telekom Group with revenue of EUR 29.2 billion in 2003. The 2003 financial year was one of strong growth rates in broadband business for T-Com. Revenue in this division decreased by around 4 percent in comparison with the 2002 financial year as a result of the sale of the remaining regional cable companies in February 2003, as well as the impact of national regulatory interventions and the weak economic environment.

Excluding special factors, EBITDA increased slightly by 1.1 percent from EUR
10.3 billion to EUR 10.4 billion. The adjusted EBITDA margin thus increased by almost 2 percentage points to 35.5 percent. Including special factors, EBITDA increased by 1.1 percent from EUR 10.1 billion to EUR 10.2 billion.

The T-Mobile division recorded strong growth in total revenues of more than 15 percent, around EUR 3.0 billion, to EUR 22.8 billion in 2003, adjusted EBITDA increased by more than 32 percent to EUR 6.7 billion, far exceeding the growth in revenue. EBITDA growth was strongest at T-Mobile USA, where it almost tripled from EUR 0.5 billion to EUR 1.5 billion. T-Mobile's total adjusted EBITDA margin improved from 25.5 percent to 29.3 percent.

T-Systems recorded good results in 2003, despite the generally unfavorable market environment, generating revenue of EUR 10.6 billion in the year under review, an increase of 1.2 percent year-on-year. The improvement is attributable to the very positive development of revenue from telecommunications business, which increased by 5.3 percent. Business with information technology solutions declined on the other hand, with revenue 2.3 percent lower than in the previous year. T-Systems' EBITDA excluding special factors increased by 23 percent or approximately EUR 0.3 billion to EUR 1.4 billion. Including special factors, EBITDA increased by a good 87 percent, from EUR 0.75 billion to EUR 1.4 billion. The adjusted EBITDA margin improved by 2 percentage points in 2003 from 11 to around 13 percent.

T-Online increased its total revenue by almost 17 percent, just under EUR 0.3 billion, year-on-year to around EUR 1.9 billion (figures in accordance with German GAAP). EBITDA improved from EUR 0.1 billion to EUR 0.3 billion over the same period and thus underlines the success of T-Online's focus on increasing profitability and the consistent further development of its combined business model.

Group Headquarters & Shared Services recorded a 3.2 percent decrease in revenue in 2003 to

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EUR 4.3 billion. EBITDA adjusted to exclude special factors decreased year-on-year to EUR -0.3 billion. This was mainly attributable to personnel costs relating to Vivento of around EUR 0.5 billion. This was partially offset by the reduction in rebranding expenses and the non-recurrence of start-up costs incurred for the sale of receivables in 2002.

At December 31, 2003, approximately 15,500 employees (calculated as full-time equivalents) were assigned to the "Vivento" personnel service agency which also had roughly 440 permanent staff. Approximately 19,200 employees have been transferred to Vivento since its establishment in the fourth quarter of 2002. Of this figure, around 3,700 employees had left Vivento permanently at the end of 2003, roughly 2,200 of which to jobs outside the Group. These successful placements reduced the costs for the Group by roughly EUR 150 million over the course of the year.

This press release contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account.

In addition to the figures shown in accordance with German GAAP, Deutsche Telekom also shows so-called pro forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with German GAAP. For a definition of these pro forma figures, please refer to the explanations under "Reconciliation to pro forma figures" on Deutsche Telekom's Investor Relations website at http://www.telekom.de.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DEUTSCHE TELEKOM AG



                                            By: /s/ ppa. Rolf Ewenz-Sandten
                                                --------------------------------
                                                Name: Rolf Ewenz-Sandten
                                                Title: Vice President


Date: March 10, 2004